UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Cytonics Corp

(Exact name of issuer as specified in its charter)

Florida	20-8883869
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

658 W. Indiantown Road Suite 214 Jupiter, Florida 33458
(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Cytonics Corp, a Florida corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Cytonics Corp, a Florida corporation. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

Cytonics Corp (the “Company”) was formed on July 19, 2006 as a Florida corporation, under the name Gamma Spine, Inc. and was renamed Cytonics Corporation on April 17, 2007. The Company was formed for the purpose of researching and developing, marketing and distributing analytic tools used to detect biomarkers associated with certain diseases referred to as “assays,” therapeutic drugs, and related instruments and disposables related to musculoskeletal diseases. We are a development stage research company dedicated to developing therapeutics based on the naturally-occurring protease inhibitor alpha-2-macroglobulin (A2M), a blood serum protein that has known cartilage-protecting effects and could potentially serve as a treatment for osteoarthritis. To this end, we have developed a number of diagnostic and therapeutic products aimed at treating joint pain and inflammation.

Our mission is to improve people’s lives by limiting the progression of chondral pathology, which is bone and cartilage degeneration, which leads to disabling pain, inflammation, and the development of arthritis. Our strategy has been to leverage the unique molecular characteristics of A2M to develop autologous (“self-derived”) and synthetic (manufactured in a laboratory) therapeutics. We have developed two autologous A2M therapies and have out-licensed the drugs to medical device distributors in the human and veterinary orthopedic markets. Our current focus is on the development of a synthetic A2M variant (“CYT-108”) that can be synthesized in a laboratory and purchased “off-the-shelf,” and can be delivered in high concentrations to damaged and inflamed joints by an orthopedist. We seek to maximize the value of the drugs we discover by putting them in the hands of leading pharmaceutical companies with late-stage development, commercialization and marketing expertise.

For the semi-annual periods ended June 30, 2022 and 2021, we generated revenues of $202,500 and $202,500, respectively, and reported net losses of $1,380,265 and $1,173,984, respectively, and negative cash flow from operating activities of $1,335,351 and $1,517,958, respectively. As noted in our financial statements, we had an accumulated stockholders’ equity of approximately $518,210 and recurring losses from operations as of June 30, 2022.

Results of Operations

The following discussion of results of operations refers to the semi-annual period ended June 30, 2022 compared to June 30, 2021.

			Increase
	2022	2021	(Decrease)
Revenues	$202,500	$202,500	$
Cost of goods sold	N/A	N/A
Gross profit	N/A	N/A
Gross profit %	N/A	N/A

Operating expenses:
Selling, general and administrative expenses	90,606	561,610	(471,004)
Research and development expenses	1,203,237	884,418	318,819
Payroll expenses	108,964	151,946	(42,982)
Professional Fees	121,217	108,657	12,560
Amortization	13,827	13,827	0
Impairment loss
Total Operating Expenses
Loss from operations	(1,335,351)	(1,517,958)	182,607
Other income (expenses):
Interest income	5,532	7,166	(1,634)
Other income	0	27,212	(27,212)
Amortization of debt discount	0	571,629	(571,629)
Interest Expense	(50,466)	(262,033)	211,587
Total other income (expenses)	(44,914)	343,974	(388,888)

Loss before provision for income taxes	(1,380,265)	(1,173,984)	(206,281)

Income tax provision	0	0	0

Net loss	$(1,380,265)	$(1,173,984)	$(206,281)

Revenue

Our revenue, net for the semi-annual period ended June 30, 2022 was $202,500 compared to $202,500 for June 30, 2021.

Cost of Goods Sold

Cost of goods sold primarily consists of materials and freight costs. Considering that Cytonics does not source raw materials, manufacture, or distribute any of its proprietary products, Cost of Goods Sold is not relevant.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses totaled $90,606 and $561,610 for the semi-annual period ended June 30, 2022 and 2021, respectively. Excluded in these expenses were payroll and related expenses of $108,964 and $151,946 during semi-annual period ended June 30, 2022 and 2021, respectively. Included in our payroll and related expenses are charges for stock-based compensation totaling $23,474 and $33,248 semi-annual period ended June 30, 2022 and 2021. At June 30, 2022, there was approximately $57,670 of unrecognized compensation costs related to stock options outstanding which will be recognized through 2024.  The Company will recognize forfeitures as they occur. Professional fees totaled $121,217 and $108,657 during the semi-annual period ended June 30, 2022 and 2021, respectively. These expenses included legal, accounting and auditing expenses.

Research and Development Expenses

Research and development expenses totaled $1,203,237 and $884,418 for the semi-annual period ended June 30, 2022 and 2021, respectively. The decrease in the research and development expenses was attributable to amortizing the research and development fees.

Interest Income and Expense

Interest income totaled $5,532 and $7,166 for the semi-annual period ended June 30, 2022 and 2021. The decrease in interest income was due to a decrease in the cash balance in an interest-bearing money market account. Interest expenses totaled $50,446 and $262,033 for the semi-annual period ended June 30, 2022 and 2021, respectively. This figure represents the interest paid on the Company’s outstanding convertible and promissory notes.

Net Loss

Net loss totaled $1,380,265 and $1,173,984 for the semi-annual period ended June 30, 2022 and 2021, respectively. Net noncash amounts included in our net loss were $13,827 and $585,456, for the semi-annual period ended June 30, 2022 and 2021 respectively. Non-cash amounts reflected stock-based compensation, amortization, including amortization of debt discounts, and loss on impairment of intangible assets.

Liquidity and Capital Resources

Liquidity

We have primarily financed our operations through the sale of unregistered equity, promissory notes and warrants.  As of June 30, 2022, our Company had cash totaling $713,982, current assets totaling $821,230, and total assets of $1,416,179. We had total liabilities of $897,969, $897,969 of which were current, and negative working capital of $76,739. Stockholders’ equity totaled $518,210.

Sources and Uses of Cash for the Semi-Annual Period ended June 30, 2022 and 2021

The following table summarizes our cash flows for the semi-annual period ended June 30, 2022 and 2021.

	2022	2021
Net cash used in operating activities	$1,211,328	$1,495,513
Net cash used in investing activities	14,183	46,107
Net cash provided by financing activities	971,736	3,251,523
Net (decrease) increase in cash	$253,775	$1,709,903

Net cash used by operating activities was $1,211,328 and $1,495,513 for the semi-annual period ended June 30, 2022 and 2021, respectively.  The decrease in net cash used by operating activities was related to research and development expenses.

Net cash used by investing activities was $14,183 and $46,107 for the semi-annual period ended June 30, 2022 and 2021, respectively. The net cash used for investing activities can be attributed to the purchase of intangible assets, namely the prosecution of our patent portfolio.

Net cash provided by financing activities totaled $971,736 and $3,251,523 for the semi-annual period ended June 30, 2022 and 2021, respectively. The net cash provided by financing activities for the semi-annual period ended June 30, 2022 were primarily from Regulation C equity crowdfunding. The net cash provided by financing activities for the semi-annual period ended June 30, 2021 was primarily attributed to Regulation A+ equity crowdfunding.

Availability of Additional Funds

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses.  Other than the borrowings from related and third parties, we do not have any credit agreement or source of liquidity immediately available to us.

Since inception our operations have primarily been funded through proceeds from existing shareholders in exchange for equity and debt.

Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to (a) fund operations; plus (b) research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund its liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties.

On July 6, 2020, the Company began its offering up to 9,500,000 shares of its Series C Preferred Stock in a “Tier 2 Offering” under Regulation A (“the “Reg A Offering”). The price per share of Series C Preferred Stock was $2.00 per share. The Series C Preferred Stock shares are convertible into shares of the Company’s common stock either at the discretion of the investor or automatically upon the occurrence of the consummation of an underwritten public offering of the Company resulting in at least $20,000,000 net proceeds to the Company. The total number of shares of the Common Stock into which the Series C Preferred Stock may be converted at the discretion of the investor is based on a conversion ratio of 1 for 1. The Company raised $4,659,638 funds in its Reg A Offering and issued 2,329,819 shares of its Series C Preferred Stock to 2,557 investors. The Reg A Offering was closed on April 30, 2021.

The Company is currently engaged in a Regulation Crowdfunding Offering of up to $5,000,000 worth of its Series C Preferred Stock for a price of $2.30 per share (the “Reg CF Offering”). The Company closed the Reg CF Offering on October 14, 2022, and the Company raised approximately $2,843,708.73 during the offering period in the Reg CF Offering.

The Company is currently engaged in its second Regulation Crowdfunding Offering of 2022 of up to $1,951,219.51 worth of its Series C Preferred Stock for a price of $2.30 per share (the “Second 2022 Reg CF Offering”).

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies Involving Management Estimates and Assumptions

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

During 2018, the Company affected a 2:1 split of its common stock. All shares of common stock have been adjusted to reflect post-split amounts for all periods presented.

Use of Estimates

To prepare financial statements in conformity with generally accepted accounting principles (“GAAP”), management must make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider currency on hand, demand deposits and all highly liquid investments with an original or remaining maturity of three months or less to be cash and cash equivalents. As of the semi-annual period ended June 30, 2022 and 2021, the Company had no cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. During the semi-annual period ended June 30, 2022 and 2021, revenues were generated from two and three customers, respectively.

Accounts Receivable

Accounts receivable in the accompanying financial statements are stated at the amounts management expects to collect. The Company performs credit evaluations of its customers’ financial condition and may require a prepayment for a portion of the services to be performed. Management has determined that no allowance for uncollectible receivables is required at June 30, 2022 and 2021.

Intangible Assets

Intangible assets consist of costs paid to third parties for work related to the Company’s patents. The costs paid to third parties for the Companies’ assets are amortized using the straight-line method over the life of the underlying patents, which approximates 15 years. Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally this occurs with the transfer of control or access of the company’s licenses or performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Research and Development

Costs related to research and development are expensed as incurred and include costs associated with research and development of new products and enhancements to existing products. The amount of research and development costs for the semi-annual period ended June 30, 2022 and 2021, were $1,203,237 and $884,418, respectively.

Income Taxes

The Company uses the asset and liability method to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Deferred tax assets and liabilities are determined using the effective tax rates for the years in which the tax assets and liabilities are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will be achieved. The Company recorded a full valuation allowance on its net deferred tax assets at June 30, 2022 and 2021.

Quantitative and Qualitative Disclosure about Market Risk

Trade Policy Risk

Substantially all of the Company's products are manufactured outside the United States. Most products imported into the United States is subject to duty and restrictive quotas on the amount of products that can be imported from certain countries into the United States each year. Because of the duty rates and quotas, changes in U.S. trade policy as reflected in various legislation, trade preference programs and trade agreements have the potential to materially impact the Company's sourcing strategy and the competitiveness of its contract manufacturers. The Company manages this risk by continually monitoring U.S. trade policy, analyzing the impact of changes in such policy and adjusting its manufacturing and sourcing strategy accordingly.

Foreign Currency Risk

The Company receives United States dollars for all of its product sales. Substantially all inventory purchases from our contract manufacturer are also denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturer, which may have the effect of increasing the Company's cost of goods in the future. The Company does not engage in hedging activities with respect to such exchange rate risk.

Commodity Price Risk

The Company is subject to commodity price risk arising from price fluctuations in the market prices of sourced titanium and steel products or the various raw materials components of its manufactured products. The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased titanium and steel products and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. The Company neither enters into significant long-term sales contracts nor enters into significant long-term purchase contracts. The Company does not engage in hedging activities with respect to such risk.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows.

Certain financial instruments potentially subject the company to a concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts and vendor receivables. We place our cash and cash equivalents with high-credit, quality financial institutions. The balances in these accounts exceed the amounts insured by the Federal Deposit Insurance Corporation.

Item 2. Other Information.

None.

Item 3. Financial Statements.

F-1

Cytonics Corporation

Condensed Financial Statements

June 30, 2022 (Unaudited)

and

December 31, 2021 (Audited)

Cytonics Corporation

Condensed Balance Sheets

June 30, 2022 and December 31, 2021

	June 30,
	2022	December 31,
	(Unaudited)	2021
Assets
Current assets:
Cash	$713,982	$967,757
Accounts receivable, net	94,554	123,333
Deferred offering costs	845	-
Prepaid expenses	11,849	1,968
Total current assets	821,230	1,093,058

Accounts receivable, non-current, net	148,753	217,860
Intangible assets, net	446,196	445,840
Total assets	$1,416,179	$1,756,758

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$598,559	$554,929
Notes payable, net of debt discounts	299,410	-
Total current liabilities	897,969	554,929

Total liabilities	897,969	554,929

Stockholders' equity:
Convertible Initial Preferred Stock, $.001 par value;
150,000 shares authorized, issued and outstanding	150	150
Convertible Series-A Preferred Stock, $.001 par value;
1,500,000 shares authorized; 576,190 shares issued and outstanding	576	576
Convertible Series-B Preferred Stock, $.001 par value;
6,000,000 shares authorized; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series-C and C-1 Preferred Stock, $.001 par value;
10,000,000 shares authorized; 3,363,860 and 2,994,557 shares issued and outstanding, respectively	3,364	2,995
Common Stock, $.001 par value; 50,000,000 shares authorized,
10,117,042 shares issued and outstanding, respectively	10,117	10,117
Additional paid-in capital	21,789,200	21,092,923
Accumulated deficit	(21,287,772)	(19,907,507)

Total stockholders' equity	518,210	1,201,829

Total liabilities and stockholders' equity	$1,416,179	$1,756,758

See accompanying notes to the condensed financial statements.

Cytonics Corporation

Condensed Statements of Operations

For the Six-Months Ended June 30, 2022 and 2021

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenues:
License and royalty revenues	$202,500	$202,500

Operating Expenses:
Research and laboratory expenses	1,203,237	884,418
Payroll expense	108,964	151,946
Selling, general, and administrative expenses	90,606	561,610
Professional fees	121,217	108,657
Amortization	13,827	13,827
Total operating expenses	1,537,851	1,720,458

Loss from operations	(1,335,351)	(1,517,958)

Other (expense) income:
Interest income	5,532	7,166
Paycheck protection program loan forgiveness	-	27,212
Gain on extuishment of debt	-	571,629
Interest expense	(50,446)	(262,033)
Total other (expense) income, net	(44,914)	343,974

Net loss before income taxes	(1,380,265)	(1,173,984)

Income taxes	-	-

Net loss	$(1,380,265)	$(1,173,984)

Net loss per share, basic and diluted	$(0.14)	$(0.12)

Weighted average shares outstanding, basic and diluted	10,023,030	10,023,030

See accompanying notes to the condensed financial statements.

Cytonics Corporation

Condensed Statements of Changes in Stockholders' Equity

For the Six-Months Ended June 30, 2022 and 2021

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total in Stockholders'
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity (Deficit)
Balance, December 31, 2020	150,000	$150	576,190	$576	2,574,865	$2,575	-	$-	9,547,120	$9,547	$16,309,053	$(17,363,318)	$(1,041,417)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	33,248	-	33,248
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	2,424,016	2,424	-	-	3,764,885	-	3,767,309
Conversion of debt to equity	-	-	-	-	-	-	570,541	571	569,922	570	985,737	-	986,878
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,173,984)	(1,173,984)
Balance,June 30, 2021	150,000	$150	576,190	$576	2,574,865	$2,575	2,994,557	$2,995	10,117,042	$10,117	$21,092,923	$(18,537,302)	$2,572,034
Balance, December 31, 2021	150,000	$150	576,190	$576	2,574,865	$2,575	2,994,557	$2,995	10,117,042	$10,117	$21,092,923	$(19,907,507)	$1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	23,474	-	23,474
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	30,590	-	30,590
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	369,303	369	-	-	642,213	-	642,582
Conversion of debt to equity	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,380,265)	(1,380,265)
Balance, June 30, 2022	150,000	$150	576,190	$576	2,574,865	$2,575	3,363,860	$3,364	10,117,042	$10,117	$21,789,200	$(21,287,772)	$518,210

See accompanying notes to the condensed financial statements.

Cytonics Corporation
Condensed Statements of Cash Flows
For the Six-Months Ended June 30, 2022 and 2021

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,380,265)	$(1,173,984)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	13,827	13,827
Amortization of debt discounts	-	122,639
Stock-based compensation	23,474	33,248
Paycheck protection program loan and accrued interest forgiveness	-	(27,212)
Gain on extuishment of debt	-	(571,629)
(Increases) decreases in assets:
Accounts receivable	97,886	(6,258)
Prepaid expenses	(9,881)	(1,760)
Increase in liabilities:
Accounts payable and accrued expenses	43,631	115,616
Net cash used in operating activities	(1,211,328)	(1,495,513)

Cash flows from investing activities:
Purchase of intangible assets	(14,183)	(46,107)
Net cash used in investing activities	(14,183)	(46,107)

Cash flows from financing activities:
Proceeds from issuance of notes payable	330,000	30,000
Repayments of notes payable - related parties	-	(138,570)
Repayments of convertible notes payable	-	(531,430)
Proceeds from issuance of preferred stock, net of fees	642,581	3,891,523
Deferred offering costs	(845)	-
Net cash provided by financing activities	971,736	3,251,523

Net increase (decrease) in cash	(253,775)	1,709,903

Cash, beginning of year	967,757	537,354

Cash, end of year	$713,982	$2,247,257

Supplemental cash flow information:
Cash paid for interest	$-	$153,183

Schedule of non-cash financing activity:

Issuance of stock options with debt	$30,590	$-

See accompanying notes to the condensed financial statements.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 1 – Nature of Business

Cytonics Corporation (the “Company”) is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on
July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements. The December 31, 2021 balance sheet has been derived from audited financial statements.

The accompanying unaudited condensed financial statements for the six months ended June 30, 2022 and 2021 have been prepared in accordance with GAAP for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements.

The unaudited financial information included in this report includes all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim periods. The results of operations for the six months ended June 30, 2022 and 2021 are not necessarily indicative of the results of the full fiscal year.

The condensed financial statements included in this report should be read in conjunction with the financial statements and notes thereto included in the Company’s financial statements for the fiscal year ended December 31, 2021.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company’s most significant estimates include the useful life of intangible assets, fair value of stock-based compensation and stock and warrants issued with convertible notes and notes payable.

Cash and Cash Equivalents

Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value. As of June 30, 2022 and December 31, 2021 the Company had no cash equivalents.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied; generally this occurs with the transfer of control or access of the Company’s licenses or performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, to a lesser extent, research and development related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company’s functional intellectual property (IP). The Company’s performance obligation is satisfied at a point in time (upon delivery to the customer), where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales with minimum quarterly royalty guarantees. The Company applies a discount to license fees that represent earned revenues at the time of contract execution to be received over time.

Revenue from license fees are recognized at a point in time when the Company transfers the functional IP to the customer as long as management believes the total consideration owed by the customer for the license fee is probable of being received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at its net present value using an estimated discount rate at the point in time the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers’ creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effects of the financial component is separately presented from revenue as interest income.

Minimum guaranteed royalty (MGRs) payments are not binding and are considered to be contingent on the customers’ ability to generate sales. The Company’s contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a.	The subsequent sale or usage occurs.
b.	The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

License and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any discounts

The Company also generates revenues for running diagnostic tests. The service is invoiced and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point the Company has satisfied its performance obligation.

Except for the estimate of discount rate to be applied to license fees to be received over a period of years, the Company’s contracts do not include multiple performance obligations or variable consideration. Since the Company’s revenue is generated from a small number customer contracts, the Company does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company’s functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in installments over a period of years through 2025 which management believes is probable of collecting. In the event the contract is terminated prior to its ten year term, the customer is required to pay a portion of the license fee based on sliding scale and the year of termination. During the year ended December 31, 2020, the Company recorded $404,806 of license fee revenue net of a present value discount in the amount of $45,194 when the functional IP was transferred to the customer. As of December 31, 2021 $320,000 of the nonrefundable fee remains due which has been presented on the balance sheets as an accounts receivable in the amount of $297,860, net of a $22,140 discount. As of June 30, 2022 $240,000 of the nonrefundable fee remains due which has been presented on the balance sheets as an accounts receivable in the amount of $223,306, net of a $16,694 discount.

During the six-months end June 30, 2022 and 2021, the Company recognized revenue from license fees and MGRs of $202,500 and $202,500, respectively, which is presented on the statement of operations as license and royalty revenues.

Intangible Assets

The Company’s intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131 and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which are validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patents applications.  The cost of issued patents are capitalized and amortized over the life of the patents which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patents in development are expensed as incurred.  The unamortized costs associated with previously capitalized patents that have expired or abandoned are written off.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Intangible Assets , continued

The Company assesses potential impairments to its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of intangible assets at June 30, 2022 and 2021, respectively.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Extinguishment of Debt

The Company evaluates the settlement of debt transactions in accordance with ASC 405 Liabilities and ASC 470 Debt. If debt is converted or exchanged into issuer’s equity shares on terms different from those at issuance, the transaction is accounted for as a debt extinguishment with the difference between the carrying value of the debt and the fair value of equity shares being recorded in earnings as a gain or loss. At June 30, 2022 and 2021 the Company had $0 and $571,629, respectively, of gain on extinguishment due to the conversion of convertible notes payable and notes payable (see Note 5).

Contingencies

The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts.

Concentrations of Risk

In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist at June 30, 2022 or December 31, 2021. Generally, the Company does not require collateral or other securities to support its Trade Receivables.

Share-Based Payments

The Company measures the cost of services received in exchange for an award of equity instruments to employees and nonemployees based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recently Issued Accounting Standards

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses eight specific cash flow issues with the objective of reducing diversity in practice. The Company adopted the provisions of ASU No. 2016-15 in 2020, which did not have an impact on it’s cash flow presentation.

Accounting Standards Not Yet Adopted

On August 5, 2020, the FASB issued ASU 2020-06,1  (“ASU 2020”) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP.  ASU 2020 is effective for fiscal years beginning after December 31, 2023. The Company feels the adoption of ASU 2020 will not have a material impact to the financial statements.

The amendments are effective for public business entities, that are not smaller reporting companies, in fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years.

Subsequent Events

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 18, 2022, the date these financial statements were available to be issued.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 3 –Going Concern

As shown in the accompanying financial statements, during the six-months ended June 30, 2022 the Company has sustained a net loss of approximately $1.4 million and had net cash used in operations of approximately $1.2 million. As of June 30, 2022, the Company had accumulated deficit of approximately $21.3 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company’s capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

Patents
Carrying value at December 31, 2021	445,840
Additions	14,183
Amortization	(13,827)
Carrying value at June 30, 2022	$446,196

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 4 – Intangible Assets, continued

Future amortization of intangible assets is as follows:

2022 (remainder of year)	$12,303
2023	26,485
2024	26,840
2025	26,840
2026	26,840
Thereafter	326,888
$446,196

Amortization expense was $13,827 and $13,827 for the six-months ended June 30, 2022 and 2021, respectively.

Note 5 – Convertible Notes and Notes Payable, Net

2018 Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes (“2018 Notes”), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company’s Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of
June 30, 2021.

Prior to the completion of an Initial Public Offering (“IPO”) of common stock, as defined, the holders of the 2018 Notes may elect to convert all outstanding principal and accrued interest into shares of common stock at a conversion price of $1.60 per share, and at a conversion price equal to the sale price of the common stock at any time following the completion of an IPO.

Subsequent to completion of an IPO of at least $1,000,000, the Company may elect to require holders of the 2018 Notes to convert all of the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

Conversion of the 2018 Notes

With the completion of a Series C Preferred Stock Offerring (“Series C Offerring”) which resulted in gross proceeds in excess of $1,000,000 during 2021, the Company required the holders of the 2018 notes to convert their outstanding principal and accrued interest into shares of common stock at a conversion rate of $1.60 (80% of the $2 price per share in the Series C Offerring). During the year ended December 31, 2021, $804,000 of principal and accrued interest of $19,870 were converted to 514,922 shares of common stock.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 5 – Convertible Notes and Notes Payable, Net, continued

2018 Notes, continued

Conversion of the 2018 Notes , continued

Since the 2018 Notes were converted to shares of common stock under terms that differed from the original conversion terms of the 2018 Notes, the Company recorded a gain on the extinguishment of the 2018 Notes in the amount of $516,464. The gain reflects the difference between the carrying amount of the 2018 Notes and the estimated fair value of the shares of common stock issued upon conversion.

In estimating the fair value of common stock, the Company used the backsolve method, which utilizes the option pricing method to calculate an implied value of  $.597 per share of common stock. For purposes of the Backsolve method, the Company used the recent sales transactions of the Series C Preferred Stock which were purchased at a price of $2.00 per share (see Note 6). A summary of the key inputs used in the backsolve method at December 31, 2021 were volatility of 96%, risk free rate of .31%, and an estimated three year period until a  liquidity or an exit.

As of June 30, 2022 and December 31, 2021 the total principal outstanding on the 2018 Notes were $0.

2019 Notes

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the “2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing with June 30, 2019. All outstanding principal and accrued interest were due May 2021 ("Maturity Date'').

Of the total 2019 Notes, $23,167 was issued as consideration related to debt issuance costs. In addition, the Company paid debt issuance costs of $44,751 for total aggregate debt issuance of costs of $67,918 were recorded as discount on the debt to be amortized over the twenty -four-month term of the 2019 Notes.

The 2019 Notes automatically will convert to equity upon the occurrence of: 1) the sale and issuance of preferred stock in which the Company receives gross proceeds of $ 1,000,000 or more ("Qualified Equity Financing”) or 2) a Corporate Transaction, as defined in the agreement. If automatic conversion does not occur by the Maturity Date, the 2019 Note holders can elect, by a majority, to require the Company to pay the outstanding balance or convert the 2019 Notes into shares.

Upon conversion, the conversion price shall be based on the following:

Qualified Equity Financing – the lower of: a) a 20% discount to the price paid per share for the preferred stock (the “Discount”) issued in the Qualified Equity Financing or b) the quotient resulting from dividing $32,400,000 (the "Valuation Cap”) by the fully-diluted shares outstanding immediately prior to the closing of the Qualified Equity Financing. Upon conversion, the 2019 Note holders will receive shares equivalent to shares issued in the Qualified Equity Financing except the liquidation preference per share shall equal the conversion price.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 5 – Convertible Notes and Notes Payable, Net, continued

2019 Notes, continued

Corporate Transaction – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

At Maturity – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

If the Company issues convertible debt in any future series separate from the 2019 Notes at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount on the 2019 Notes will be automatically amended to the lower Valuation Cap and/or higher Discount, as applicable.

The above conversion features embedded in the 2019 Notes resulted in the Company recognizing a beneficial conversion feature, measured at its intrinsic value on issuance date, of approximately $392,000, which was recorded as discount to the debt and additional paid in capital. The debt discount is being amortized over the term of the 2019 Notes.

During the six-months ended June 30, 2022 and 2021, the Company recognized aggregate amortization expense of $0 and $98,648, respectively, related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of June 30, 2022 and December 31, 2021, the aggregate unamortized debt discount was $0.

2019 Promissory Note

On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

Further, the Company may elect to repay the principal and accrued interest in the form of equity shares as follows: 1) upon 15 days advance notice to the lender of the Company’s election to convert into equity shares at a conversion rate of $2 or 2) at any time following a public offering of stock that results in gross proceeds of at least $1,000,000, the Company may elect to require the lender to convert all outstanding principal and accrued interest into equity shares at a 10% discount to the offering price.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 5 – Convertible Notes and Notes Payable, Net, continued

2019 Promissory Note, continued

Conversion of the 2019 Notes and 2019 Promissory Note

During the year ended December 31, 2021, the aggregate outstanding principal and accrued interest outstanding on the 2019 Notes and 2019 Promissory Note of $586,511 and $60,126, respectively, were converted to 570,541 shares of Series C Preferred Stock. The conversion of the 2019 Notes was triggered by a Qualified Equity Financing that occurred in 2021. The Company elected to require the holder of the 2019 Promissory Note to convert the outstanding principal and accrued interest into the Series C Preferred Stock after the sale of Series C Preferred Stock that resulted in gross proceeds in excess of $1,000,000 (see Note 6). Since the conversion was in accordance with the original terms of the 2019 Notes and 2019 Promissory Note, no gain or loss was recorded upon conversion and the $646,637 of outstanding principal and accrued interest was classified to equity.

As of June 30, 2022 and December 31, 2021, the total principal outstanding on the 2019 Notes and 2019 Promissory Note were $0.

2020 Notes

During 2020, the Company issued promissory notes in the principal amount of $715,000 of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the “2020 Notes”). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company’s equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2020 notes of one (1) year. In 2021, $670,000, including $40,000 to related parties, of outstanding principal on the 2020 Notes were repaid in in cash and all accrued interest outstanding at that time

Certain holders of the 2020 Notes elected to convert their outstanding principal and accrued interest into shares of common stock.

Conversion of the 2020 Notes

During the year ended December 31, 2021, $75,000 of outstanding principal and accrued interest of $13,000 of 2020 Notes were converted to 55,000 shares of common stock. Since the 2020 Notes were converted to shares of common stock, the Company recorded a gain on the extinguishment of the 2020 Notes in the amount of $55,165. The gain reflects the difference between the carrying amount of the 2020 Notes and the estimated fair value of the shares of common stock issued upon conversion.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 5 – Convertible Notes and Notes Payable, Net, continued

2020 Notes, continued

Conversion of the 2020 Notes, continued

In estimating the fair value of common stock, the Company used the backsolve method, which utilizes the option pricing method to calculate an implied value of  $.597 per share of common stock. For purposes of the Backsolve method, the company used the recent sales transactions of the Series C Preferred Stock which were purchased at a price of $2.00 per share (see Note 6). A summary of the key inputs used in the backsolve method at December 31, 2021 were volatility of 96%, risk free rate of .31%, and an estimated period of three years till  liquidity or an exit.

During the year ended December 31, 2021, an aggregate of outstanding principal and accrued interest of $1,558,506 on the 2018 Notes, 2019 Notes and 2020 Notes was converted into 570,541 Series C Preferred Stock and 569,922 shares of common stock. This resulted in an aggregate gain on extinguishment of $571,629 which has been reflected on the statement of operations.

As of June 30, 2022 and December 31, 2021, the total principal outstanding on the 2020 Notes were $0.

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $330,000 (collectively referred to as the “2022 Notes”) with applicable interest per annum ranging from 15% through 20%. In connection with the 2022 notes, the Company issued options to purchase 190,000 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $30,590 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company’s equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2022 notes of one (1) year.

The 2022 notes are due at the earlier of the close of a qualified equity financing or in one year from the date of the note (“Maturity Date”). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than of $1.5 or $2.0 million. Upon a quailed equity financing, outstanding principal amount plus interest, as if the loan was being repaid on the Maturity Date. (e.g. If the principal amount of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

At June 30, 2022 and December 31, 2021, outstanding principal on the 2018 Notes, 2019 Notes 2020 Note and 2022 notes was $330,000 and $0, respectively net of debt discounts of $30,590 and $0, respectively. At June 30, 2022 and December 31, 2021, outstanding interest on the 2018 Notes, 2019 Notes 2020 Note and 2022 notes was $49,050 and $0, respectively. Refer to subsequent events (Note 11) for additional debt obtained.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 5 – Convertible Notes and Notes Payable, Net, continued

CARES Act Paycheck Protection Program Loan

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the “Loan”) in the amount of $27,212 made to the Company under the Paycheck Protection Program (the “PPP”). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration. In 2021, the Company received notification that Loan was forgiven and recorded gain on extinguishment of $27,408.

Note 6 – Stockholders’ Equity

The Company is authorized to issue 50,000,000 shares of common stock with a part value of $0.001 per share and 20,000,000 shares of preferred stock with a part value of $0.001. The Board of Directors has designated (a) 150,000 shares as Initial Preferred Stock, (b) 1,500,000,000 shares of Series A Preferred Stock, and (c) 6,000,000 shares of Series B Preferred Stock, and (d) 10,000,000 shares of Series C Preferred Stock.

Common Stock

In 2021, the completion of a Series C Preferred Stock Offerring which resulted in gross proceeds in excess of $1,000,000, the Company had convertible notes and notes payable convert to 569,922 shares of common stock in 2021 (see Note 5).

At June 30, 2022 and December 31, 2021, the Company had 10,117,042 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law.  Subject to preferences applicable to any shares of the Company’s outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore.  In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company’s outstanding Preferred Stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There is no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

At June 30, 2022 and December 31, 2021, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock (Initial Preferred), (2) 576,190 shares of Series A Convertible Preferred Stock (Series A Preferred), (3) 2,574,865 shares of Series B Convertible Preferred Stock (Series B Preferred) issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share, $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Preferred Stock (in parity with Series A Preferred), (2) Series A Preferred (in parity with Initial Preferred Stock) and (3) Series B Preferred.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 6 – Stockholders’ Equity, continued

Preferred Stock, continued

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series A and Series B Preferred stock are each convertible into two (2) shares of Common Stock.

During 2020, the Company amended its Articles of Incorporation to designate 10,000,000 shares as Series C Preferred Stock of which 500,000 shares were designated as Series C-1 Preferred Stock. Each share of Series C-1 Preferred Stock (“Series C-1”) has a par value $0.001 and a stated value equal to its conversion rate.

Each share of Series C Preferred Stock has a par value $0.001 and a stated value equal to $2.00 (“Series C Purchase Price”). All other rights and privileges of the Series C Preferred Stock and Series C-1 are identical except the stated value as discussed above.

Holders of the Series C and C-1 Preferred Stock will vote with holders of common Stock as a single class, and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each shares of Series C and C-01 Preferred Stock were converted into Common Stock.

Holders of the Series C and C-1 Preferred Stock may voluntarily convert the Series C and C-1 Preferred Stock into shares of Common Stock on a one-to-one ratio, and the Series C and C-1 Preferred Stock will automatically convert upon a Public Offering resulting in at least $20 million of net proceeds to the Company.

In the event of any liquidation event, the holders of the Series C and C-1 Preferred Stock will have a liquidation preference in parity with the holders of Initial Preferred Stock and Series A Preferred Stock. The Series C Convertible Preferred Stock has a liquidation preference of $6,600,870 (3,300,435 at $2 per share). The Series C-1 Convertible Preferred Stock have a liquidation preference of $532,472 (507,116 at $1.05 per share).

In 2021, with the completion of a Series C Preferred Stock Offerring (“Offerring”) which resulted in gross proceeds in excess of $1,000,000, the Company issued 2,424,016 Series C Preferred Stock for $2.00 which generated $3,767,309 of net proceeds, net of $962,391 equity issuance costs. Upon completion of the Series C Offerring $137,882 of deferred offering costs were recorded as a reduction of additional paid-in capital.

As further disclosed in Note 5, the completion of the Offerring resulted in convertible notes payable being converted into 570,541 of Series C-1 Preferred Stock.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 6 – Stockholders’ Equity, continued

Preferred Stock, continued

In the six months ended June 30, 2022, the Company initiated a Series C Preferred Stock Offerring (“2022 Offerring”) which resulted in gross proceeds in excess of $700,000, the Company issued 369,303 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022 or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 offering, generated $642,582 of proceeds, net of $77,842 equity issuance costs. Upon completion of the Series C 2022 Offerring these deferred offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (Note 11) for additional investment obtained.

At June 30, 2022 and December 31, 2021, the Company had issued and outstanding 3,363,860 and 2,994,557 shares of Series C and C-1 Preferred Stock, respectively.

Note 7 – Stock-Based Compensation

In April 2007, the Company’s shareholders adopted the 2007 Stock Incentive Plan (“2007 Plan”), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code.  Awards under the 2007 may be granted only during the ten years immediately following the effective date of the Plan.

During 2018, the Company’s Board adopted the 2018 Stock Incentive Plan (“2018 Plan”), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock or restricted stock units.

During 2021, the Company granted options to the Company’s President to purchase 424,800 shares of common stock at an exercise price of $2.00 per share and a grant date fair value of $0.16 vested 35,400 per quarter and exercisable over five years.

In January 2022, options to purchase 629,276 shares of stock previously reflected as forfeited were reinstated to their original terms and granted options to board directors to purchase 150,000 shares of common stock at an exercise price of $2.00 per share and a grant date fair value of $0.16 which vested 12,500 per quarter and are exercisable over five years. In June 2022, debt holders were given an options to purchase 190,000 shares of common stock at an with exercise price of $2.00 per share that is fully vested on issuance and exercisable over five years (see Note 5).

At June 30, 2022, the Company has options outstanding to purchase 6,131,110 shares of common stock under the 2007 and 2018 Plans at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to five (5) years.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 7 – Stock-Based Compensation, continued

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2022	2021
Expected Volatility	93.60%	93.60%
Expected Term	2.5 years	2.5 years
Risk Free Rate	0.16%	0.16%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company’s stock option activity:

	June 30, 2022		December 31, 2021
	Number of	Weighted-Average	Number of	Weighted-Average
	Options	Exercise Price	Options	Exercise Price
Outstanding	5,791,110	$1.10	5,733,310	$0.94
Granted	340,000	$2.00	439,800	$2.00
Forfeited	-	$-	(709,276)	$0.38
Expired	-	$-	(302,000)	$1.00
Outstanding	6,131,110	$1.10	5,161,834	$1.10
Exercisable	5,784,710	$1.04	4,807,834	$1.04

The following table summarizes stock option information at June 30, 2022:

		Weighted		Weighted
		Average		Average
Exercise		Contractual Life		Contractual Life
Price	Outstanding	(Years)	Exercisable	(Years)
$0.05	800,000	5.30	800,000	5.30
0.38	814,276	0.22	814,276	0.22
0.57	496,000	1.50	496,000	1.50
1.00	2,058,734	2.03	2,058,734	2.03
2.00	1,962,100	3.57	1,615,700	3.33
Total	6,131,110		5,784,710

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 7 – Stock-Based Compensation, continued

During the six months ended June 30, 2022, 335,800 options vested with a weighted average grant date fair value of $.16. Stock compensation expense for the six months ended June 30, 2022 and 2021 were $23,474 and $33,248, respectively, which is included in payroll expense on the statements of operations.

At June 30, 2022, there was 346,400 options unvested with an average grant date fair value of $.16 and $57,670 of unrecognized compensation costs related to stock options which will be recognized over the weighted average remaining years of 2.50.

Note 8 – Commitments and Contingencies

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company’s financial position, results of operations or liquidity.

Note 9 – Concentration of Credit Risks

During the six months ended June 30, 2022 and 2021, the Company generated revenues and accounts receivable from two (2) customers.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. At June 30, 2022 and December 31, 2021, such cash balances were in excess of federally insured amounts by approximately $329,000 and $1,204,000, respectively.

During the six months ended June 30, 2022 and 2021, the Company purchased from one (1) vendor 77% and $97%, respectively of research and laboratory fees. At June 30, 2022 and 2021 the vendor accounted for 66% and 62% of total accounts payable.

Note 10 – Income Taxes

The Company will have approximately $15.1M of operating loss carry-forwards as of June 30, 2022. Net deferred tax assets are mainly comprised of temporary differences between financial statement carrying amount and tax basis of assets and liabilities.

Net deferred tax assets are mainly comprised of temporary differences between financial statement carrying amount and tax basis of assets and liabilities.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2022 and December 31, 2021, the Company’s deferred tax assets have been fully valued due to the uncertainty of the Company’s ability to generate taxable income and benefit from these deferred tax assets.

Cytonics Corporation

Notes to the Condensed Financial Statements

Note 10 – Income Taxes, continued

Cytonics Corporation

In addition, the Company performed a comprehensive review of its uncertain tax positions and determined that no adjustments were necessary relating to unrecognized tax benefits at June 30, 2022. The Company's federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and the Company's federal and state income tax returns for 2018 through 2020 remain open to examination.

Note 11 – Subsequent Events

2022 Notes

In September 2022, the Company issued a promissory note in the principal amount of $30,000 to a related party with same terms as the 2022 Notes.

Preferred Stock

In July through November 2022, the Company obtained additional investments in connection with 2022 Offerring which resulted in gross proceeds in excess of $2,000,000, the Company issued 894,972 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022 or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. These additional investments were initiated throughout 2022 but settled subsequent to June 30, 2022 and generated $1,847,835 of net proceeds, net of $198,237 equity issuance costs. Upon completion of the Series C 2022 Offerring these deferred offering costs were recorded as a reduction of additional paid-in capital.

Item 4. Exhibits.

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 14, 2011. (Incorporated by reference to Exhibit 2.1 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

2.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 19, 2013. (Incorporated by reference to Exhibit 2.2 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

2.3	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 16, 2018. (Incorporated by reference to Exhibit 2.3 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

2.4	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 9, 2020. (Incorporated by reference to Exhibit 2.4 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

2.5	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 17, 2020. (Incorporated by reference to Exhibit 2.5 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

2.6	Amended and Restated Bylaws of Cytonics Corporation. (Incorporated by reference to Exhibit 2.6 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

3.1	Term Sheet for Convertible Promissory Notes issued From June 30, 2018 to October 15, 2018. (Incorporated by reference to Exhibit 3.1 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

3.2	Form of Convertible Promissory Notes issued on May 17, 2019 pursuant to Regulation CF Offering. (Incorporated by reference to Exhibit 3.2 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

3.3	Convertible Promissory Note issued to JK Garvey Investment Co., L.P. on October 31, 2019. (Incorporated by reference to Exhibit 3.3 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

4.1	Form of Subscription Agreement for U.S. Residents in connection with Convertible Promissory Note offering from June 30, 2018 to October 15, 2018. (Incorporated by reference to Exhibit 4.1 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

4.2	Subscription Agreement of JK Garvey Investment Co., L.P. dated October 24, 2019. (Incorporated by reference to Exhibit 4.2 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.1	Cytonics 2018 Stock Option and Stock Issuance Plan. †(Incorporated by reference to Exhibit 6.1 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.2	Form of Nonqualified Stock Option Agreement. † (Incorporated by reference to Exhibit 6.2 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.3	Employment Agreement with Anjun (Joey) Bose dated March 15, 2018. † (Incorporated by reference to Exhibit 6.7 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.4	Exclusive Sales, Marketing, Manufacturing and Distribution Agreement between the Cytonics Corporation and A2MCyte, LLC dated October 30, 2015. (Incorporated by reference to Exhibit 6.4 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.5	Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market between Cytonics Corporation and Astaria Global, LLC dated June 30, 2019. (Incorporated by reference to Exhibit 6.5 to the Form 1-A filed with the Securities and Exchange Commission on April 17, 2020).

6.6	Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings, LLC dated April 27, 2020. + (Incorporated by reference to Exhibit 6.6 to Amendment No. 1 to the Form 1-A filed with the Securities and Exchange Commission on May 29, 2020).

6.7	Cytonics 2018 Stock Option and Stock Issuance Plan, as amended on May 28, 2021. + (Incorporated by reference to Exhibit 6.1 to the Form 1-U filed with the Securities and Exchange Commission on June 3, 2021).

15.1	Form D – December 3, 2018 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form D filed with the Securities and Exchange Commission on December 3, 2018.)

15.2	Form C Offering Statement – March 22, 2019 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form C filed with the Securities and Exchange Commission on March 22, 2019.)

15.3	Form C-U Progress Update – May 24, 2019. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on May 24, 2019.)

15.4	Form D – June 10, 2019 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form D filed with the Securities and Exchange Commission on June 10, 2019.)

15.5	Form D – June 19, 2019 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form D filed with the Securities and Exchange Commission on June 19, 2019.)

15.6	Form C Offering Statement – April 6, 2022 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form C filed with the Securities and Exchange Commission on April 6, 2022.)

15.7	Form C-U Progress Update– May 18, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on May 18, 2022.)

15.8	Form C-U Progress Update– June 10, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on June 10, 2022.)

15.9	Form C-U Progress Update– June 28, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on June 28, 2022.)

16	Form C-U Progress Update– July 12, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on July 12, 2022.)

16.1	Form C-U Progress Update– July 20, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on July 20, 2022.)

16.2	Form C-U Progress Update– August 2, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on August 2, 2022.)

16.3	Form C-U Progress Update– August 22, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on August 22, 2022.)

16.4	Form C-U Progress Update– September 6, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on September 6, 2022.)

16.5	Form C-U Progress Update– September 16, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on September 16, 2022.)

16.6	Form C-U Progress Update– September 30, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on September 30, 2022.)

16.7	Form C-U Progress Update– October 17, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on October 17, 2022.)

16.8	Form C-U Progress Update– October 31, 2022. (Incorporated by reference to the Form C-U filed with the Securities and Exchange Commission on October 31, 2022.)

16.9	Form C Offering Statement – November 23, 2022 filing with the Securities and Exchange Commission. (Incorporated by reference to the Form C filed with the Securities and Exchange Commission on November 23, 2022.)

*Filed herewith.

† Includes management contracts and compensation plans and arrangements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: December 1, 2022	Cytonics Corp

	By:	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: December 1, 2022	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President (principal executive officer and principal financial and accounting officer)

Dated: December 1, 2022	/s/ Gaetano Scuderi
Gaetano Scuderi
Founder & Chairman of the Board

Dated: December 1, 2022	/s/ Phil LoGrasso
Phil LoGrasso
Director

Dated: December 1, 2022	/s/ Tracey Goeken
Tracey Goeken
Director

Dated: December 1, 2022	/s/ Gordon Ramseier
Gordon Ramseier
Director